SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

ON 8TH MARCH, 2004, KOOKMIN BANK MADE PUBLIC NOTICE ABOUT THE CONVOCATION OF GENERAL SHAREHOLDERS’
MEETING FOR THE FISCAL YEAR OF 2003 ON TWO KOREAN DAILY NEWSPAPERS PURSUANT TO KOREAN SECURITIES EXCHANGE
LAW.

THE LIST OF AGENDA FOR THE GENERAL SHAREHOLDERS’ MEETING WAS RELEASED THROUGH THE NEWSPAPERS, AND THE
DETAILED CONTENTS OF EACH AGENDA ARE IN THE PROCESS OF DISTRIBUTION TO SHAREHOLDERS OF KOOKMIN BANK FOR
THEIR REFERENCE TO EXERCISE THEIR VOTING RIGHTS.

Agenda for General Shareholders’ Meeting for The Fiscal Year 2003	4

AGENDUM 1. APPROVAL OF NON CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF RETAINED EARNINGS (DISPOSITION OF ACCUMULATED DEFICIT) FOR THE FISCAL YEAR 2003	4

AGENDUM 2. PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION	5

AGENDUM 3. APPOINTMENT OF DIRECTORS	9

AGENDUM 4. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES WHO ARE NON EXECUTIVE DIRECTORS	12

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS	13

AGENDA FOR GENERAL SHAREHOLDERS’ MEETING FOR THE FISCAL YEAR 2003

AGENDUM 1. APPROVAL OF NON CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET; INCOME STATEMENT; AND STATEMENT OF RETAINED EARNINGS (DISPOSITION OF ACCUMULATED DEFICIT) FOR THE FISCAL YEAR 2003

Please find Exhibits herein attached to this document.

Exhibit Index

99.1	Non Consolidated Balance Sheets as of December 31, 2003 and 2002

99.2	Non Consolidated Income Statements for the Years Ended December 31, 2003 and 2002

99.3	Non Consolidated Statements of Retained Earnings (Disposition of Accumulated Deficit) for the Years Ended December 31, 2003 and 2002

AGENDUM 2. PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

CURRENT	AMENDED (DRAFT)	REMARK

Article 1 – 4 (Omission)

Article 5 (Method of Public Notices)

Public notices of the Bank shall be made in the Korea Daily News, a daily newspaper published in Seoul. However, if the Korea Daily News is not available due to circumstance beyond the Bank’s control, the public notices of the Bank shall be given in the Dong-a Ilbo.

Article 6 –22 (Omission)

Article 23  (Omission)

‚ The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in the Korea Daily News and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting; provided that, if the Korea Daily News and the Dong-a Ilbo are not available due to circumstances beyond the Bank’s control, the public notices shall be given in the Chosun Ilbo and the Jooang Ilbo.

Article 24 – 34 (Omission)

Article 1 – 4 (Unchanged)

Article 5 (Method of Public Notices)

Public notices of the Bank shall be made in the Seoul Shinmun, a daily newspaper published in Seoul. However, if the Seoul Shinmun is not available due to circumstance beyond the Bank’s control, the public notices of the Bank shall be given in the Dong-a Ilbo.

Article 6 – 22 (Unchanged)

Article 23  (Unchanged)

‚ The written notice of a General Meeting of Shareholders to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in the Seoul Shinmun and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting; provided that, if the Seoul Shinmun and the Dong-a Ilbo are not available due to circumstances beyond the Bank’s control, the public notices shall be given in the Chosun Ilbo and the Jooang Ilbo.

Article 24 – 34 (Unchanged)

CURRENT	AMENDED (DRAFT)	REMARK
Article 34-2 (Addition)

Article 34-2 (Qualification of Non-Executive Directors) Non-Executive Directors shall have a good quality and experience to a certain degree, in the field of related study, such as finance, economics, management, law, accounts, the press and the like, and shall have a public reputation with any of the following qualifications:

1. A professional manager or executive official (a qualified person who is or used to be above an executive official in KSE listed corporations or members of KSDA, or treated as the same)

2. A professor above who is or used to be in authorized colleges or treated as the same

3. A lawyer or CPA(Certified Public Accountants) with over 5-year experience

4. A person who has served in finance related organizations with over 10-year experience

5. A person who is recognized by the Board of Directors as the same through 1 to 4

Article 35 – 36 (Omission)

Article 37 (Appointment of President, et al.)

 The Bank may appoint the President and the Senior EVP in charge, by resolution of the Board of Directors; provided that, the President shall be the person recommended by the Committee on Recommendation for Candidates of Article 24 of the Banking Act.

‚ (Omission)

Article 35 – 36 (Unchanged)

Article 37 (Appointment of President, et al.)

 The Bank may appoint the President and the Senior EVP in charge, by resolution of the Board of Directors; provided that, the President shall be the person recommended by the Committee on Recommendation for President Candidates which are composed of Non-Executive Directors and shareholder representatives, and the details about composition and operation of the Committee on Recommendation for President Candidates shall be prescribed by the resolution of Board of Directors.

‚ (Unchanged)

Pursuant to Article 24 of the revised Banking Act

CURRENT	AMENDED (DRAFT)	REMARK
Article 38 – 45 (Omission) Article 46 (Constitution of Audit Committee)  — ‚ (Omission) ƒ (Addition)

Article 38 – 45 (Unchanged)

Article 46 (Constitution of Audit Committee)  — ‚ (Unchanged)

ƒ The Members of the Audit Committee shall have a certain quality and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the related regulations:

1. A lawyer, CPA, CIA(Certified Internal Auditors) with over 5-year experience in the related business

2. A person who has been a researcher in the institutions or a full-time instructor in colleges, having a master’s degree in law or economics-business with over 5-year experience

3. A person who has served as a professional in accounting, internal supervision, audit, Information Technology (IT) and so on with over 10-year experience in finance related organizations

4. A person who has served as an executive official for over 5-year, or as an employee who has a specific and practical knowledge in economics, business, law, accounts and the like for over 10-year in KSE listed corporations or members of KSDA

5. A person who is recognized as the same through 1 to 4 by the Board of Directors or the Shareholders’ Meeting

„ — ˆ (Omission) Article 47 –54 (Omission)	„ — ˆ (Unchanged) Article 47 – 54 (Unchanged)

CURRENT	AMENDED (DRAFT)	REMARK
ADDENDUM
Article 1 (Effective Date) These Articles of
Incorporation shall enter into force as of March 23, 2004.

AGENDUM 3. APPOINTMENT OF DIRECTORS

List of Nominees for Executive Directors

Name	Current Position	Career	Education	Transaction with the Bank for Past 3 Years
Seong Kyu Lee (10/25/1959)	Senior executive vice president, Workout & Operations Group, Kookmin Bank

•      Member of Finance Development Reviewing Committee

•      Director of Bureau for the Steering Committee of the Agreement on Corporate Restructuring among Banks

•      Executive Director, Seoul Bank

•      Director of CRCC (Corporate Restructuring Coordination Committee),

			• Ph.D. in Business Admin. Yonsei University • M.A. in Economics, Seoul National University • B.A. in Business Admin. Seoul National University	N.A.

List of Nominees for Non-Executive Directors

Name	Current Position	Career	Education	Transaction with the Bank for Past 3 Years
Moon Soul Chung (03/07/1938)	Advisor, Mirae Corporation	• President, Lycos Korea • CEO, Mirae Corporation	• B.A. in Asian Philosophy, Won Kwang University	N.A.

Sun Jin Kim (06/08/1942)	Chairman, Yuhan Chemical Industry Co.	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • President, Yuhan Corporation	• M.B.A., Korea University • B.A. in Business Admin. Korea University	General Loan with 50 million KRW of Credit line

Dong Soo Chung (09/24/1945)	Professor, Sangmyung University	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• M.A. in Public Admin. University of Wisconsin at Madison • B.A. in Business Admin. Seoul National University	General Loan with 30 million KRW of Credit line

Richard Elliott Lint (01/04/1946)	Principal, Mercer Human Resource Consulting	• Deputy Chairman, Head of Oil, Gas & Pipeline Group, Scotia Capital • CEO & Chairman, Citibank Canada • Principal, McKinsey & Co. Toronto	• M.B.A., University of Toronto • B.A.SC (Industrial Engineering), University of Toronto	N.A.

Name	Current Position	Career	Education	Transaction with the Bank for Past 3 Years
Kyung Hee Yoon (01/05/1947)	Former Country manager & Managing director, ING Ltd., Korea	• Country manager & Managing director, ING Korea • Branch Manager, ING Barings Securities, Ltd., Seoul Branch • Director, Baring Brother Ltd.	• B.A in Law, Seoul National University	N.A.

Seoung Woo Nam (05/13/1952)	CEO, Pulmuone Co., Ltd.	• CEO, Puchon Cartoon • President Korea Health Food & Special Nutritive • Food Association Network • CEO, ECMD Co., Ltd.	• Ph.D. in Food & Biotechnology, Yonsei University • M.S. in Food Science & Technology, Yonsei University • B.A. in Law, Seoul National University	N.A.

Suk Yong Cha (06/09/1953)	President & CEO, Haitai Confectionery & Foods Co., Ltd.	• President & CEO, P&G Korea • President & CEO, Ssangyong Paper Co. • CEO, P&G Asia Headquarters HK	• Attended School of Law, Indiana University • M.B.A., Johnson Graduate School of Management, Cornell University • B.A. School of Management, State University of New York	N.A.

Bernard S. Black (11/13/1953)	Professor of Law, Stanford Law School	• Senior Policy Advisor, Harvard Institute for International Development • Professor of Law, Columbia Law School	• J.D. Stanford Law School • M.A. in Physics, UC Berkeley • B.A. in Physics, Princeton University	N.A.

Ki Hong Kim (01/10/1957)	Professor of Business Administration, Chungbuk National University	• Research Director, Korea Insurance Development Institute • Research Fellow, Korea Institute of Fiscal Policy	• Ph.D. in Business Administration, University of Georgia • M.B.A., University of Missouri • B.A in Business & Economics, Barat College	17.7 million KRW of housing loan

Woon Youl Choi (04/02/1950)	Dean of Graduate School of Business Administration, Sogang University	• Member of Monetary Policy Committee • Chairman, KOSDAQ Committee • Chairman, Korea Securities Association	• M.B.A & Ph.D. in Finance, University of Georgia • B.A in Business Administration, Seoul National University	N.A.

Name	Current Position	Career	Education	Transaction with the Bank for Past 3 Years
Wang Ha Cho (09/18/1953)	Vice chairman, Kolon	• Member of Financial Development Committee, Ministry of Finance & Economics • CEO of Tong Yang Investment Bank • Member of the Presidential Commission on Policy Planning	• M.B.A & J.D. UCLA • B.A. in Law, Seoul National University	N.A.

Young Soon Cheon (02/01/1961)	Professor of Business Administration, Chungang University	• Assistant professor, Kyunghee University • Assistant professor, Baruch College, City University of New York	• M.A. & Ph.D. in Accountancy, University of Georgia • B.A. in Business Administration, Chungang University	N.A.

AGENDUM 4. APPOINTMENT TO THE AUDIT COMMITTEE MEMBER CANDIDATES WHO ARE NON EXECUTIVE DIRECTORS

Name	Current Position	Career History	Nominated by	Transaction with the Bank for Past 3 Years
Sun Jin Kim (06/08/1942)	Chairman, Yuhan Chemical Industry Co.	• Member of Advisory on Stocks Practice of Korea Listed Companies Association • President, Yuhan Corporation	• M.B.A., Korea University • B.A. in Business Admin. Korea University	General Loan with 50 million KRW of Credit line

Dong Soo Chung (09/24/1945)	Professor, Sangmyung University	• Deputy Minister, Ministry of Environment • Assistant Minister, Planning & Management Office, Ministry of Planning & Budget	• M.A. in Public Admin. University of Wisconsin at Madison • B.A. in Business Admin. Seoul National University	General Loan with 30 million KRW of Credit line

Kyung Hee Yoon (01/05/1947)	Former Country manager & Managing director, ING Ltd., Korea	• Country manager & Managing director, ING Korea • Branch Manager, ING Barings Securities, Ltd., Seoul Branch • Director, Baring Brother Ltd.	• B.A in Law, Seoul National University	N.A.

Young Soon Cheon (02/01/1961)	Professor of Business Administration, Chungang University	• Assistant professor, Kyunghee University • Assistant professor, Baruch College, City University of New York	• M.A. & Ph.D. in Accountancy, University of Georgia • B.A. in Business Administration, Chungang University	N.A.

AGENDUM 5. APPROVAL OF PREVIOUSLY GRANTED STOCK OPTIONS

On the 21st of March, 27th of August 2003 and 9th of February 2004, the Board of Directors of Kookmin Bank approved of, and ratified, granting of stock options to directors and employees of the Bank.

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval and ratification at the first-coming General Shareholders’ Meeting after the date of grant.

The purpose of the grant is to motivate the grantees toward accomplishing business targets and responsible management, as their performances will be indexed to the exercisable number of options granted.

The type of stock to be granted is Kookmin Bank’s registered common share.

Any other details not stipulated or referred to in the resolutions shall be governed by the Articles of Incorporation of Kookmin Bank and the option contracts entered into by the Bank and the grantees. Following the approval and ratification at the General Shareholders Meeting on the 23rd of March 2004, the date of conferment of the stock options shall relate back to the date of resolution by the Board of Directors.

1	Stock Options Granted on March 21, 2003

1.1	List of Grantees and the Number of Options

Name	Position	No. of Shares Granted
Sung Nam Lee	Auditor & Executive Director	30,000 common shares

Moon Soul Chung	Non-Executive Director	10,000 common shares

Sun Jin Kim	Non-Executive Director	10,000 common shares

Richard Elliott Lint	Non-Executive Director	10,000 common shares

Kyung Hee Yoon	Non-Executive Director	10,000 common shares

Seoung Woo Nam	Non-Executive Director	10,000 common shares

Suk Yong Cha	Non-Executive Director	10,000 common shares

Bernard S. Black	Non-Executive Director	10,000 common shares

Ki Hong Kim	Non-Executive Director	10,000 common shares

Eun Joo Park	Non-Executive Director	10,000 common shares

Cheol Soo Ahn	Non-Executive Director	10,000 common shares

Kyung Bae Suh	Non-Executive Director	10,000 common shares

Sung Chul Kim	Executive Vice President	30,000 common shares

Woo Jung Lee	Executive Vice President	30,000 common shares

Name	Position	No. of Shares Granted
See Young Lee	Executive Vice President	30,000 common shares

Won Suk Oh	Head of Regional Headquarters	15,000 common shares

Sung Dae Min	Head of Regional Headquarters	15,000 common shares

Kyung Jae Cheong	Head of Regional Headquarters	15,000 common shares

Choul Hee Kim	Head of Regional Headquarters	15,000 common shares

In Do Lee	Head of Regional Headquarters	15,000 common shares

Maeng Su Yang	Head of Regional Headquarters	15,000 common shares

Total	21 persons	320,000 common shares

1.2	Calculating Stock Options for Executive Vice Presidents and Heads of Regional Offices

Calculation of the number of stock options granted to Executive Vice Presidents and Heads of Regional Offices is based on the average score of the key performance indicators they achieve for three years from the date of their conferment.

Where any grantee resigns or transfers for new assignment before the three year term transpires, the calculation shall be made based upon the average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	• Stock options resulting from multiplying the number of stock options granted by average score exercised. • Number of exercisable options = (Number of options granted) × (Average score / 100)

Over 80 points	Total number of the granted stock options exercised.

1.3	Grant Date: March 21, 2003

1.4	Method of Exercise

Kookmin Bank may choose to grant shares by means of: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price.

1.5	Exercise Price

i) Auditor & Executive Director and ii) Non-Executive Directors, lined to stock price indices.

Formula

Exercise price = 35,500 Won x (1 + rate of increase for KOSPI banking industry index x 0.4)

Rate of increase for KOSPI banking industry index = (KOSPI banking industry index as of the date of exercise1 – KOSPI banking industry index as of the date of grant) / KOSPI banking industry index as of the date of grant.

Less than 100 Won of the calculated price is to be rounded up. Any negative rate of increase for KOSPI banking industry index is not reflected in the calculation.

ii) Executive Vice Presidents and the Heads of Regional Headquarters: 35,500 Won

1.6	Exercise Period: From March 22, 2006 to March 21, 2011

1.7	Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within three years from the date of grant, the exercisable number of options shall be adjusted according to the full number of calendar days. Less than a single share is rounded down.

Formula

Granted Options x Number of Calendar Days at Work / 3 Years

2	Stock Options Granted on August 27, 2003

2.1	Name of Grantee and Number of Options

Jinbaek Chung, Executive Vice President, was granted 30,000 shares

2.2	Calculating Stock Options for Executive Vice Presidents

Calculation of the number of stock options granted to Executive Vice President Jinbaek Chung is based on the average score of the key performance indicators he will achieve for three years from the date of their conferment. If the grantee resigns or transfers

1.	KOSPI banking industry index as of the date of resignation is used in the event any grantee resigns during the course of three years.

for new assignment before the three years term transpires, the calculation shall be made based upon the average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	■ Stock options resulting from multiplying the number of stock options granted by average score exercised. ■ Number of exercisable options = (Number of options granted) × (Average score / 100)

Over 80 points	Total number of the granted stock options exercised.

2.3	Grant Date: 27 August, 2003

2.4	Method of Exercise

Kookmin Bank may choose to grant stock by means of: 1) issuing new stock; 2) granting treasury stock; or 3) granting cash or treasury stock for the difference between the exercise price and the market price.

2.5	Exercise Price: 40,500 Won

2.6	Exercise Period: From August 28, 2006 to August 27, 2011.

2.7	Adjustment Following Resignation

If Mr. Jinbaek Chung resigns or ceases employment with the Bank within three years from the date of grant, the exercisable number of options shall be adjusted according to the full number of calendar days. The number of exercisable shares will result from the number of options granted divided by the number of calendar days at work over the course of three years.

Less than a single share is rounded off. Working day calculation begins from the first date of appointment.

3	Stock Options Granted on February 9, 2004

3.1	List of Grantees and the Number of Options

Name	Position	Number of Shares Granted
Young Il Kim	Senior Executive Vice President	10,000 common shares

Jeung Lak Lee	Senior Executive Vice President	10,000 common shares

Sang Jin Lee	Senior Executive Vice President	10,000 common shares

Yun Keun Jung	Senior Executive Vice President	5,000 common shares

Kuk Shin Kang	Executive Vice President	5,000 common shares

Kyung Soo Kang	Executive Vice President	5,000 common shares

Yang Jin Kim	Executive Vice President	5,000 common shares

Dong Hwan Cho	Executive Vice President	5,000 common shares

Dong Suk Kang	Head of Regional Head Offices	5,000 common shares

Dae Ok Shin	Head of Regional Head Offices	5,000 common shares

Chang Ho Kim	Head of Regional Head Offices	5,000 common shares

Dal Soo Lee	Head of Regional Head Offices	5,000 common shares

Byung Doo Ahn	Head of Regional Head Offices	5,000 common shares

Young Han Kim	Head of Regional Head Offices	5,000 common shares

Total	14 persons	85,000 common shares

3.2	Calculating Stock Options

Calculation of the number of stock options granted to Senior Executive Vice President, Executive Vice President and Heads of Regional Head Offices is based on the average score of the key performance indicators they will achieve for 1 year from the date of their conferment. Where the grantee resigns or transfers for new assignment before one-year term transpires, the calculation shall be made based upon the average score as of the end of the latest quarter prior to any such event.

Evaluation Method

Average Score	Calculation of Exercisable Option
Less than 60 points	Stock option cancelled.

Over 60 but Less than 80 points	■ Stock options resulting from multiplying the number of stock options granted by average score exercised. ■ Number of exercisable options = (Number of options granted) × (Average score / 100)

Over 80 points	Total number of the granted stock options exercised.

3.3	Grant Date: February 9, 2004

3.4	Method of Exercise

Kookmin Bank may choose one of the following methods to grant shares: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price in the event that the exercise price is lower than the market price.

3.5	Exercise Price: 46,100 Won

3.6	Exercisable Period: From February 10, 2007 to February 9, 2012

3.7	Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within 1 year from the grant date and option exercise conditions have been met, the grantees could exercise their exercisable number of options that shall be adjusted according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 1 Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 8, 2004	By: /s/ Ki-Sup Shin
(Signature)
Name: Ki-Sup Shin
Title: Executive Vice President & Chief Financial Officer

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

(BANK ACCOUNT)

As of December 31, 2003 and 2002

	In Millions of Korean Won
	2003		2002
ASSETS :
Cash and due from banks	(Won)	6,526,345	(Won)	4,599,356
Securities		28,101,845		30,940,750
Loans		139,920,521		126,730,561
Fixed assets		3,019,556		3,092,616
Other assets		6,484,239		6,135,558

Total Assets	(Won)	184,052,506	(Won)	171,498,841

LIABILITIES AND SHAREHOLDERS’ EQUITY :
Deposits	(Won)	132,180,272	(Won)	123,109,653
Borrowings		10,902,800		10,690,754
Debentures		19,192,581		17,539,007
Other liabilities		13,362,339		9,784,798

Total Liabilities	(Won)	175,637,992	(Won)	161,124,212

Common stock, par value: (Won)5,000, authorized: 1 billion shares and 336,379,116 outstanding shares	(Won)	1,681,896		1,641,293
Capital surplus		6,230,738		5,864,752
Retained earnings		1,662,119		2,742,335
Capital adjustments		(1,160,239)		126,249

Total Shareholders’ Equity	(Won)	8,414,514		10,374,629

Total Liabilities and Shareholders’ Equity	(Won)	184,052,506	(Won)	171,498,841

1

Exhibit 99.2

KOOKMIN BANK

NON-CONSOLIDATED INCOME STATEMENTS

(BANK ACCOUNT)

For the years ended December 31, 2003 and 2002

	In Millions of Korean Won
	2003		2002
Interest income :
Interest on due from banks	(Won)	10,433	(Won)	51,580
Interest on trading securities		116,142		95,576
Interest on available-for-sale securities		958,665		652,423
Interest on held-to-maturity securities		626,552		834,895
Interest on loans		9,814,835		9,251,849
Other interest income		98,923		102,735

		11,625,550		10,989,058

Interest expenses :
Interest on deposits		4,280,290		4,770,967
Interest on borrowings		410,746		415,938
Interest on debentures		1,143,228		830,219
Other interest expenses		68,570		58,068

		5,902,834		6,075,192

Net interest income		5,722,716		4,913,866
Provision for loan losses		4,040,536		1,593,479

Net interest income after provision for loan losses		1,682,180		3,320,387

Non-interest income :
Fees & commission income		1,636,171		1,345,669
Dividends on trading securities		1,633		1,123
Dividends on available-for-sale securities		5,580		12,186
Gain on foreign currency transactions		287,501		202,367
Gain on derivatives transactions		1,131,711		1,760,743
Others		868,840		1,273,355

		3,931,436		4,595,443

Non-interest expenses :
Fees & commission expenses		270,405		330,385
General and administrative expenses		2,704,148		2,551,426
Loss on foreign currency transactions		200,109		245,232
Loss on derivatives transactions		1,053,990		1,594,025
Others		1,308,880		928,997

		5,537,532		5,650,065

Operating income		76,084		2,265,765
Non-operating expenses, net		(1,222,528)		(372,147)

Net loss (income) before income tax expense		(1,146,444)		1,893,618

Income tax (benefit) expense		(393,096)		583,327

Net (loss) income	(Won)	(753,348)	(Won)	1,310,291

Basic (loss) earnings per share (In Korean Won)	(Won)	(2,311)	(Won)	4,123

2

Exhibit 99.3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF

APPROPRIATIONS OF RETAINED EARNINGS

(DISPOSITION OF ACCUMULATED DEFICIT)

Years ended December 31, 2003 and 2002

(Date of Disposition : March 23, 2004 for the year ended December 31, 2003

Date of Appropriation : March 21, 2003 for the year ended December 31, 2002)

	In Millions of Korean Won
	2003		2002
Retained earnings (accumulated deficit) before appropriations (dispositions) :
Unappropriated retained earnings carried over from prior year	(Won)	410	(Won)	5,117
Adjustment of investment in associates		(1,917)		4,562
Net income (loss)		(753,348)		1,310,291

				1,319,970

Transferred from prior years’ reserves :		—		5,417
Reserves for overseas investment losses		—		5,417

Dispositions (appropriations) :
Transfer from (appropriations for) voluntary reserves		754,900		(867,000)
Other reserves		—		(744)
Legal reserves		—		(132,000)
Cash dividends (20.0% for common stock in 2002)		—		(325,233)

		754,900		1,324,977

Unappropriated retained earnings carried over to the subsequent year	(Won)	45	(Won)	410

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